Filed by Citigroup Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject to Company: Nikko Cordial Corporation

Commission File No.: 1-9924

October 2, 2007

Nikko Cordial Corporation

Transfer of the Shares of Nikko Cordial Corporation to

the Monitoring Post of the Tokyo Stock Exchange

Nikko Cordial Corporation (“NCC” or the “Company”) has been notified by the Tokyo Stock Exchange (“TSE”), the Osaka Stock Exchange (“OSE”) and the Nagoya Stock Exchange (“NSE”) that Nikko Cordial Corporation’s shares will be transferred to the monitoring posts of those three stock exchanges on October 2, 2007.

As a result, the Company hereby informs you as follows:

NCC, at a meeting of its board of directors on October 2, 2007, resolved to enter into a basic agreement (the “Basic Agreement”) for a share exchange transaction with Citigroup Japan Holdings Ltd. (“CJH”) and CJH’s 100% parent company, Citigroup Inc. (“Citigroup”), whereby the Company will become a 100% subsidiary of CJH (the “Share Exchange”). Although de-listing is not the purpose of the Share Exchange, NCC shares will be de-listed from the TSE, OSE and NSE, subject to prescribed procedures, as a result of the Share Exchange which is scheduled to be effective in January 2008 under the Basic Agreement. The transfer of NCC shares to the monitoring posts of the exchanges is to notify shareholders that after the de-listing of our shares it will be impossible to trade our shares on those three stock exchanges.

We believe that liquidity will be provided to the minority shareholders of NCC after the Share Exchange because Citigroup’s shares are listed on the New York Stock Exchange and Citigroup has already applied to list its shares on the TSE. Citigroup expects that its shares will be listed on the TSE prior to the effective date of the Share Exchange. While the Share Exchange will be executed irrespective of whether Citigroup’s shares are listed on the TSE by the effective date of the Share Exchange, if Citigroup shares are not listed on the TSE by that date, we will provide our shareholders with assistance on how to sell their Citigroup shares.

<For more information> Shinichi Wada (TEL: 03-5644-4551) Public Relations Nikko Cordial Corporation

Important notice

This notice is for informational purposes only and does not constitute an offer of any securities or solicitation for exercising voting rights regarding this Share Exchange. In connection with the Share Exchange, Citigroup will file with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to carefully read the prospectus included within the registration statement when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220.

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.

2